UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No   ☒

Lisbon, February 16th 2006

Reuters: EDPP.IN / EDP.N	EDP LAJEADO REACHES AGREEMENT WITH ELETROBRÁS

Bloomberg: EDP PL / EDP US	REGARDING THE REDEEMABLE PREFERRED

SHARES ISSUED BY INVESTCO

INVESTCO, S.A. (“Investco”) – the company that holds the concession for the hydro power plant Luiz Eduardo Magalhães (“Lajeado power plant”) with an installed capacity of 902.5 MW located in the Brazilian state of Tocantins – and its shareholders EDP Lajeado Energia, S.A. (“EDP Lajeado”), Rede Lajeado Energia, S.A., CEB Lajeado, S.A. and Paulista Lajeado, S.A., reached an agreement with Centrais Eléctricas Brasileiras, S.A. – Eletrobrás (“Eletrobrás”), for the acquisition of Investco’s redeemable shares (“PN-R Shares”) currently held by Eletrobrás.
The above-mentioned PN-R Shares, which represented 37.52% of Investco’s total capital, were redeemable in five annual instalments, the last one maturing on December 31, 2007. The value of these shares was annually adjusted by IGP-M (inflation) plus a 12% spread. As of November 30, 2005, the value of these shares totalled R$1,067.3 million.
EDP Lajeado, in which Energias do Brasil holds a 99.99% stake, is responsible for 27.65% of the total PN-R Shares redeemable by Eletrobrás, which value totalled R$295.1 million as of November 30, 2005.

With the conclusion of the present agreement, EDP Lajeado acquired from Electrobrás 27.65% of the PN-R Shares in the following conditions:

i)       credits attributed to Eletrobrás in the amount of R$110.5 million to be used in the subscription of 83,234,057 new preferred shares without voting or redemption rights, corresponding to 40.07% of EDP Lajeado total capital, and;

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899

Email: ir@edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa

    Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805

Company Tax Number 500 697 256

ii)	credits attributed to Eletrobrás in the amount of R$184.6 million to be used in the acquisition of securities representative of “Partes Beneficiárias” (1) of EDP Lajeado. These securities give the right to receive a dividend equal to 10% of net income and are convertible into preferred shares, with no voting right, at the end of the concession of Lajeado power plant (2032). The conversion of the “Partes Beneficiárias” into preferred shares will correspond, by the time of the conversion, to 5.084% of total EDP Lajeado’s outstanding shares.

EDP – Energias de Portugal, S.A.

(3)	Issued securities, in accordance with Brasilian law, that give its holders the right to receive a dividend out of the company’s net profit, but without conferring voting right.

ANNEX

Shareholder structure before the agreement:

Shareholder structure after the agreement:

Legend:

ON – Ordinary Shares

PN – Preferred Shares

PN-R – Redeemable Preferred Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer